October 14, 2014

Debbie Skeens

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Variable Trust – Changing Parameters Portfolio Proxy Statement

Dear Ms. Skeens:

On September 26, 2014, Northern Lights Variable Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the Changing Parameters Portfolio (the “Fund”).  The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement.  You provided the following comments on October 1, 2014 to the Proxy Statement by phone to Andrew Davalla.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response.  The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2.  Please disclose that the beneficial owners of the Fund are variable life insurance and/or variable annuity contract holder that have purchased the shares of the Fund through certain insurance companies. Please disclose that solicitation of such beneficial owners will be through their insurance companies and that these beneficial owners may instruct their insurance companies on how to vote their shares.  Please disclose how the insurance companies will vote their shares if no instructions are received and that a small number of shareholders may decide the outcome of the voting.

Response.  The requested disclosure has been added to the pertinent sections of the proxy statement.

Comment 2.  Please provide a website address that provides shareholders access to the proxy materials.

Response.  The Registrant has decided not to provide for online shareholder voting for this meeting.

Comment 3.  Please clarify that the Fund’s net expense ratio will not increase as a result of the approval of the Fund’s new advisory agreement.

Response.  The disclosure has been revised to state that the Fund’s net expense ratio will not increase as a result of the approval of the Fund’s new advisory agreement.

Comment 4.  Please confirm that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Response.  The registrant confirms that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Comment 5.  Please state the other fund that the Fund’s adviser also advises is also seeking shareholder approval of a new advisory agreement.

Response.  The following disclosure has been added:

The board of trustees for Northern Lights Fund Trust is also seeking approval of a new advisory agreement with Changing Parameters with respect to the NLFT Changing Parameters Fund.

Comment 6.  Please disclose in the Cost of Solicitation section that the Trust will also request insurance companies to provide proxy materials to beneficial owners.

Response.  The requested disclosure has been added.

Comment 7.  Please state that shareholders may vote online, if accurate, in addition to voting by mail or fax.

Response.  Please see the response to Comment 2.

Comment 8.  Please revise the proxy card to reflect that proxy solicitation will be done through the relevant insurance companies.

Response.  The Registrant politely declines to make the requested disclosure.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

780309.6